Exhibit 99.8
CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the incorporation by reference in Registration Statements No(s). 333-163289 and 333-171568 on Form S-8; and No. 333-171866 on Form F-3; and to the use of our reports dated March 15, 2011 relating to the consolidated financial statements of Baytex Energy Corp. and subsidiaries (“Baytex”) and the effectiveness of Baytex’s internal control over financial reporting appearing in this Annual Report on Form 40-F of Baytex for the year ended December 31, 2010.

Calgary, Canada	(signed) "Deloitte & Touche LLP"
March 28, 2011	Independent Registered Chartered Accountants